Monster Offers
                        8937 Quintessa Cove Street
                           Las Vegas, NV  89148
                        Telephone:  (702) 575-4816

May 21, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 4561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hugh Fuller

Re:  Monster Offers
     Amendment No. 4 to a Form SB-2 on Form S-1/A
     Filed on May 6, 2008
     File No. 333-148686

Dear Mr. Fuller:

On behalf of Monster Offers (the "Company"), we are transmitting for filing Amendment No. 5 (the "Amendment") to the Form SB-2 Registration Statement on Form S-1/A, File No. 333-148686 (the "Registration Statement"). The Amendment is being filed in response to comments received from the Staff (the "Staff") of the U. S. Securities and Exchange Commission by telephone call to our corporate counsel on May 19, 2008, with respect to the Registration.

Per your telephone request, our corporate counsel has provided an updated legal opinion letter, and we have amended the Registration Statement to reflect our most recent financials for the period ending March 31, 2008.

Mr. Fuller, we want to thank you for your help and guidance throughout this comment process. We appreciate the time you have spent reviewing our Registration Statement.

Respectfully yours,

Monster Offers

By:   /s/ Nate Kaup
---------------------------------
          Nate Kaup
          Chief Executive Officer


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